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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                               SCHEDULE 14D-9
                             (Amendment No. 38)

                   SOLICITATION/RECOMMENDATION STATEMENT

                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934


                              ITT CORPORATION

                         (Name of Subject Company)



                              ITT CORPORATION

                    (Name of Person(s) Filing Statement)


                         Common Stock, no par value
        (including the associated Series A Participating Cumulative
                     Preferred Stock Purchase Rights)
                       (Title of Class of Securities)

                                450912 10 0
                   (CUSIP Number of Class of Securities)


                           RICHARD S. WARD, Esq.
                         Executive Vice President,
                  General Counsel and Corporate Secretary
                              ITT Corporation
                        1330 Avenue of the Americas
                          New York, NY 10019-5490
                               (212) 258-1000

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                          PHILIP A. GELSTON, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, NY 10019-7475
                               (212) 474-1000


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                                INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 4. The Solicitation or Recommendation.

          The response to Item 4 is hereby amended by adding the following after the final paragraph of Item 4:

          Reference is made to the Company's soliciting materials which are filed as Exhibit 109 hereto and are incorporated herein by reference.


Item 8. Additional Information to Be Furnished.

          The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

          On October 2, 1997, the Nevada Federal Court issued an order (the "October 2 Order") in respect of the Company Complaint and the Hilton Answer and Counterclaims. A copy of the October 2 Order is filed as Exhibit 110 hereto and is incorporated herein by reference.




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Item 9. Exhibits.

          The response to Item 9 is hereby amended by adding the following new Exhibits:


109. Text of advertisement published by the Company on October 5, 1997 and October 6, 1997.

110. Order of the Honorable Philip M. Pro dated October 2, 1997.



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                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                    ITT CORPORATION



                                    By   /s/ RICHARD S. WARD
                                         -------------------
                                        Name:  Richard S. Ward
                                        Title: Executive Vice President,
                                               General Counsel and
                                               Corporate Secretary


Dated as of October 6, 1997


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                               EXHIBIT INDEX



Exhibit                              Description                     Page No.

(109)            Text of advertisement published by the
                 Company on October 5, 1997 and October 6,
                 1997..........................................

(110)            Order of the Honorable Philip M. Pro dated
                 October 2, 1997................................